7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

November 21, 2013

VIA EDGAR

Ms. Jamie Walter, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             ING Investors Trust (the “Registrant”)

(SEC File No. 033-23512 and 811-05629)

Dear Ms. Walter,

This letter responds to comments provided from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) to the undersigned on November 8, 2013 in connection with the Pre 14A (the “Proxy Statement”) that was filed on October 30, 2013, by ING American Funds Global Growth and Income Portfolio and ING American Funds International Growth and Income Portfolio (the “Portfolios”). Set forth below are the comments received from the Staff and the Registrant’s responses thereto.

1.              Comment: Please confirm in your correspondence that all information omitted from the Proxy Statement will be included in the Def 14A filing.

Response:  The Registrant confirms that all omitted information will be included in the Def 14A filing.

2.              Comment:  With respect to the cover letter, please consider including disclosure on how variable contract holders may transfer to a different investment option.

Response:  The Registrant has revised the disclosure in response to this comment.

3.              Comment:  With respect to the section entitled “What is happening?” please clarify who “management” is.

Response: The Registrant has revised the disclosure in response to this comment.

4.              Comment:  With respect to the section entitled “How can I obtain more information about the Portfolios?” please provide an Internet address that links directly to the Portfolios’ prospectus, statement of additional information, annual report, and semi-annual report.

Response: The Registrant has revised the disclosure in response to this comment. The Registrant believes that the Internet address provided complies with Rule 498(b)(1)(v)(A). The Registrant notes that the rule does not require the Internet address to link directly to the Portfolios’ prospectus, statement of additional information, annual report, and semi-annual report, but rather requires that the Internet address “be specific enough to lead investors directly to the Statutory Prospectus and other materials that are required….” From the revised Internet address shareholders must either (1) select the name of the portfolio from an alphabetical drop down menu or (2) select the share class they own and scroll through the alphabetical list of portfolio names. The Registrant believes that the revised Internet address complies with the requirement of Rule 498(b)(1)(v)(A).

5.              Comment:  With respect to the section entitled “What is the Proposal?” please correct the typographical error in the second paragraph.

Response: The Registrant has revised the disclosure in response to this comment.

6.              Comment:  Please include the address of the investment adviser and the information required by Item 22(a)(3)(i) of Schedule 14A.

Response: The Registrant has revised the disclosure in response to this comment.

7.              Comment:  Please confirm in your correspondence that ING Liquid Assets Portfolio is available as an investment option for all variable contract holders currently invested in ING American Funds Global Growth and Income Portfolio and ING American Funds International Growth and Income Portfolio.

Response: The Registrant has confirmed with the participating insurance companies that ING Liquid Assets Portfolio is available as an investment option for all variable contract holders currently invested in ING American Funds Global Growth and Income Portfolio and ING American Funds International Growth and Income Portfolio.

8.              Comment:  Please confirm in your correspondence that variable contract holders whose assets are transferred to ING Liquid Asset Portfolio as a result of the liquidation will receive a confirmation from the participating insurance companies that their assets have been transferred.

Response: The Registrant has received confirmation from the participating insurance companies that variable contract holders will receive a confirmation informing them that their assets in the Portfolios have been transferred to ING Liquid Assets Portfolio.

9.              Comment:  Please clarify whether variable contract holders whose assets are transferred into ING Liquid Assets Portfolio in connection with the liquidation will be able to transfer out of ING Liquid Assets Portfolio for some period after the liquidation without charge.

Response: The Registrant has revised the disclosure in response to this comment.

10.       Comment:  With respect to the section entitled “Can I revoke my proxy after I submit it?” please include the address of where a shareholder may send a revocation of their proxy.

Response: The Registrant has revised the disclosure in response to this comment.

11.       Comment:  With respect to the Appendix B, please include the Plan of Liquidation and Dissolution of Series rather than a form of the Plan of Liquidation and Dissolution of Series.

Response: The Registrant has revised the disclosure in response to this comment.

12.       Comment:  With respect to the Appendix B, paragraphs 5 and 7, this disclosure differs from the disclosure in the section entitled “If approved by shareholders, how will the Liquidation Plan be executed?” Please confirm the accuracy of the disclosure.

Response: The Registrant has revised the disclosure in response to this comment.

13.       Comment:  With respect to the section entitled “If approved by shareholders, how will the Liquidation Plan be executed?” please disclose the last date on which a variable contract holder may transfer their contract value.

Response: The Registrant has revised the disclosure in response to this comment.

14.       Comment:  With respect to the Appendix B, paragraph 10, this disclosure differs from the disclosure in the section entitled “Who pays the costs of the Portfolios’ liquidations” Please confirm the accuracy of the disclosure.

Response: The Registrant has revised the disclosure in response to this comment.

15.       Please provide the usual Tandy representation.

Response:  The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2650.

Sincerely,

/s/Kristen Freeman
Kristen Freeman
Vice President and Counsel
ING Investment Management — ING Funds

Attachments

cc:                                Huey P. Falgout, Jr., Esq.

Attachment A